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                          December 5, 2022

       Joseph Vazzano
       Chief Financial Officer
       Abeona Therapeutics Inc.
       1330 Avenue of the Americas, 33rd Floor
       New York, New York 10019

                                                        Re: Abeona Therapeutics
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 1,
2022
                                                            File No. 333-268619

       Dear Joseph Vazzano:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brian V. Soares, Esq.